January 19, 2010

Via Certified Mail, R.R.R.

Mr. Thomas G. Haff
Ms. Susan Cariffe
496 Lt. Brender Highway
Ferndale, New York 12734

Re:           Gisser v. Haff

Dear Mr. & Mrs. Haff-Cariffe:

This firm represents Daryl K. Gisser and Gisser Automotive.  You are in illegal possession of my clients’ property, set forth in Exhibit A annexed hereto and made a part hereof for evidentiary purposes.

Mr. Gisser has requested you to release his property on numerous occasions, but you have refused.  Your ongoing refusal to delivery his property is without his permission and consent and is, therefore, illegal.  Your refusal to turn over my clients’ property subjects you to potential criminal liability as well as civil liability for the substantial financial damage he has sustained as a result of your unlawful actions.  You well know the property is central to my clients’ business and you will be held accountable to the fullest extent permitted by law for the losses my clients have sustained and which they continue to sustain by reason of your possession of their property and refusal to turn it over.  Liability extends to both of you since you are both either personally in possession of the subject property or are harboring same on property you own, lease, or control.

In addition to the foregoing, I understand that Mr. Haff has stated that he will not release my clients’ valuable business property (used in Interstate Commerce) unless my clients pay him $50,000.  You should be advised that such a statement constitutes extortion in violation of both New York and Federal laws.  This statement may additionally serve as a Predicate Act giving rise to civil and criminal liability under the Racketeer Influenced and Corrupt Organizations Act (commonly referred to as RICO).  It is also a direct violation of the Federal Hobbs Act.

January 19, 2010
Page Two

I hereby demand that you immediately collect all property in your possession, custody, or control owned by my clients, wherever you are holding them (including, but not limited to, at 303 Harris Road, Ferndale, New York and at 496 Lt. Brender Highway in Ferndale, New York) and make same available for pick up by my clients or their agents no later than 5:00 p.m. on January 27, 2010.  No items or objects shall prevent my clients from receiving said property and he shall be granted full access to accommodate the retrieval, by granting my clients or their agents full permission to the locations where the property is located at an agreed upon time and by providing keyed access if necessary.  We have further information that you or persons in your care have caused damage to certain of my clients’ property, and we, accordingly, expect all of his property to be in the condition it was at the time you received it.

Disregard for this legal notice and for the return of my clients’ property as aforesaid will result in legal action against you.  We are prepared to take whatever steps are necessary to seek full criminal and civil redress in the event you do not timely comply.  Please be guided accordingly.

Kindly provide immediate written confirmation as to the time and place all of my clients’ property can be retrieved.

Very truly yours, J. David MacCartney, Jr.

JDMjr:rm
Enclosure
cc:  Daryl K. Gisser